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                             April 8, 2021

       Avi S. Katz
       Executive Chairman
       GigInternational1, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigInternational1,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 12,
2021
                                                            CIK No. 0001848795

       Dear Dr. Katz:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 12, 2021

       General

   1. If your form of warrant agreement will include an exclusive forum provision, please disclose such provision
in your registration statement. Your disclosure should state whether the provision
will apply to actions arising under the Securities Act or Exchange
                                                        Act and should include
related risk factor disclosure. If the provision will not apply to actions arising under
the Securities Act or Exchange Act, please also ensure that the provision in the
warrant agreement states this clearly.
   2. Please provide the dealer prospectus delivery obligation as required by Item 502(b) of
                                                        Regulation S-K.
 Avi S. Katz
GigInternational1, Inc.
April 8, 2021
Page 2
Financial Statements
General, page F-1

3. Please revise the notes to your financial statements to provide the subsequent event disclosures required by ASC 855-10-50-1.
Signatures, page II-10

4. Below the second paragraph of text on the Signatures page, please have your principal financial officer, principal accounting officer or controller sign the registration statement in their individual capacities.
       You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Sergio Chinos at 202-551-7844 with any other questions.



                                                              Sincerely,
FirstName LastNameAvi S. Katz
                                                              Division of
Corporation Finance
Comapany NameGigInternational1, Inc.
                                                              Office of
Manufacturing
April 8, 2021 Page 2
cc:       Jeffrey C. Selman, Esq.
FirstName LastName